K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

July 31, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	U.S. Global Investors Funds, U.S. Global Investors ETF Trust, U.S. Global
Indices, LLC; File No. 812-14186

Ladies and Gentlemen:

On July 30, 2013, on behalf of U.S. Global Investors Funds, U.S. Global Investors ETF Trust, and U.S. Global Indices, LLC (collectively, the “Applicants”), an application (the “Application”) was filed, seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act that would grant an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  The Application was errantly filed on behalf of U.S. Global Investors Funds, which is not requesting the relief described above.  Accordingly, the Applicants hereby request that the Securities and Exchange Commission consent to the withdrawal of the Application in File No. 812-14186.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:                                Dalia O. Blass

Janet M. Grossnickle

Mary Kay Frech

U.S. Securities and Exchange Commission

Jim L. Love

U.S. Global Investors, Inc.